SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 11, 2003

                                   MERANT plc
                 (Translation of Registrant's Name Into
English)

               The Lawn, Old Bath Road, Newbury, England
RG14 1QN
                    (Address of Principal Executive
Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.)


     Form 20-F   X                            Form 40-F
_____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-
795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Schedule 11 - Notification of Interests of Directors and Connected
Persons
1 Name of company
MERANT plc
2 Name of director
Barry X Lynn
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
In respect of the shareholder named above
4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Same as Item 2 above
5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) The notification relates to the Director named in Item 2 above
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Open market purchase
7 Number of shares/amount of stock acquired
12,091
8 Percentage of issued class
0.012%
9 Number of shares/amount of stock disposed
10 Percentage of issued class
11 Class of security
Ordinary 2p
12 Price per share
GBP 1.24
13 Date of transaction
10 April 2003
14 Date company informed
10 April 2003
15 Total holding following this notification
24,758
16 Total percentage holding of issued class following this notification



0.024%
If a director has been granted options by the company please complete the following boxes
17 Date of grant
18 Period during which or date on which exercisable
19 Total amount paid (if any) for grant of the option
20 Description of shares or debentures involved: class, number
21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
22 Total number of shares or debentures over which options held following this notification
23 Any additional information
24 Name of contact and telephone number for queries
Tejaswini Salvi  -  01727 813230
25 Name and signature of authorised company official responsible for making this notification
Tejaswini Salvi  - 01727 813230
Date of Notification
10 April 2003
SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  April 11, 2003              By: /s/ Stephen Going

				--------------------------------
                         		Stephen Going
		 		Vice President & General Counsel